

Brex Treasury LLC

Statement of Financial Condition

As of December 31, 2020

With Report of Independent Registered Public Accounting Firm

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Table of Contents

Report of Independent Auditors

Brex Treasury LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash and cash equivalents	$	12,097,351
Cash segregated under federal and other regulations		3,811,541
Receivable from customers		8,708,411
Other assets		126,153
Total assets	**$**	**24,743,456**

LIABILITIES

Due to affiliate	$	3,209,744
Payable to customers		2,800,063
Accounts payable and accrued expenses		437,559
Other liabilities		980,589
Total liabilities		**7,427,955**

EQUITY

Member's equity		17,315,501
Total equity		**17,315,501**
Total liabilities and equity	**$**	**24,743,456**

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION & OPERATIONS**

Nature of Business

Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent").

The Company currently operates in one reportable operating segment and offers customers a business cash management account known as Brex Cash where customer deposits can be swept into a money market mutual fund or bank sweep. In 2020, the Company implemented its bank sweep program pursuant to SEC Rule 15c3-3 that allows customers to transfer Brex Cash funds to a program bank, thus providing Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000. Brex Cash also provides customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their money market mutual fund investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition and the related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks. The Company had $2,054,838 in money market mutual funds as of December 31, 2020.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations consists of cash holdings in a segregated reserve account set aside to satisfy requirements under Rule 15c3-3 of the SEC. The cash is held within a special reserve bank account for the exclusive benefit of customers.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of December 31, 2020, the Company held securities consisting of money market mutual funds, which are valued at the closing price reported by the fund sponsor from an actively traded exchange and are categorized as Level 1 in the fair value hierarchy.

Payable to and Receivable from Customers

In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund or program bank. These prepayments are receivable from customer until the redemption is settled with the money market mutual fund or the program bank.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("Topic 326"), *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The guidance requires an impairment model, known as the current expected credit loss ("CECL") model, that is based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. These changes will result in earlier recognition of credit losses. The Company adopted Topic 326 effective January 1, 2020. The adoption of the standard did not have a material impact on the Company's Statement of Financial Condition.

3. **RELATED-PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement, the Company reimburses the Parent for certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. In addition, the Parent pays certain direct expenses on behalf of the Company and cash is settled with allocated expenses. As of December 31, 2020, the Company owed the Parent $2,501,792 for such services and the amount is included in the Due to affiliate balance in the Statement of Financial Condition.

The Company also borrows from the Parent to finance its operating activities from time to time under a $25,000,000 line of credit at an interest rate of 5% per annum. As of December 31, 2020, the outstanding balance owed by the Company was $682,568 with accrued interest payable of $11,819. The amounts borrowed are included in Due to affiliates in the Statement of Financial Condition.

The Parent has business cash management accounts through Brex Cash. As of December 31, 2020, the Company had $1,955,120 in Payable to customers owed to the Parent.

4. **NET CAPITAL REQUIREMENT**

The Company is authorized to use the alternative standard for computing net capital under SEA Rule 15c3-1(a)(1)(ii).

Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2.0% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2020, the Company's net capital was $17,182,069 which was $16,932,069 in excess of its required minimum net capital.

5. **RISKS AND UNCERTAINTIES**

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. We will continue to actively monitor the COVID-19 pandemic and evaluate its impact on our business and financial position. The extent of this impact will depend on a number of evolving factors and cannot currently be reasonably estimated.

6. **COMMITMENTS & CONTINGENCIES**

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of December 31, 2020.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, Management of the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

7. **SUBSEQUENT EVENTS**

The Company has evaluated events through February 26, 2021, the date that the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in the Statement of Financial Condition.